VIA SEDAR
July 9, 2021
British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Prince Edward Island Office of the Attorney General Securities NL, Financial Services Regulation Division The Toronto Stock Exchange

Dear Sirs/Mesdames:
Re:    Exro Technologies Inc. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with Section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of the Company held on July 9, 2021:
1.Setting the Number of Directors at Eight
According to proxies received and a vote conducted by a show of hands, the ordinary resolution regarding the setting of the number of Directors at eight was passed as follows:
Votes For    % For    Votes Against    % Against
24,459,277    99.528    115,878    0.472
2.Election of Directors
According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Mark Godsy	24,515,852	99.759	59,303	0.241
M.A. Jill Bodkin	24,533,441	99.830	41,714	0.170
Eamonn Percy	23,571,644	95.917	1,003,511	4.083
Frank Borowicz	23,562,584	95.880	1,012,571	4.120
Daniel McGahn	23,533,861	95.763	1,041,294	4.237
Sue Ozdemir	24,534,648	99.835	40,507	0.165
Juliette Wurmlinger	24,514,429	99.753	60,726	0.247

Terence Johnsson	24,525,069	99.796	50,086	0.204

3.Appointment and Remuneration of Auditor
According to proxies received and a vote conducted by a show of hands, the ordinary resolution regarding the appointment and remuneration of PriceWaterhouseCoopers LLP as the Company’s auditors was passed as follows:
Votes For    % For    Votes Withheld    %Withheld
39,095,923    99.827    67,630    0.173

4.Approval of Stock Option Plan
According to proxies received and a vote conducted by a show of hands, the ordinary resolution regarding the approval of the Stock Option Plan was passed as follows:
Votes For    % For    Votes Against    % Against
24,063,708    97.919    511,447    2.081

5.Adoption of Articles
According to proxies received and a vote conducted by a show of hands, the ordinary resolution regarding the adoption of new Articles was passed as follows:
Votes For    % For    Votes Against    % Against
14,274,368    58.085    10,300,787    41.915

6.Creation of Preferred Shares
According to proxies received and a vote conducted by a show of hands, the ordinary resolution regarding the creation of a class of preferred shares was passed as follows:
Votes For    % For    Votes Against    % Against
21,021,882    85.541    3,553,273    14.459

Yours truly,
Exro Technologies Inc.
“John Meekison”
John Meekison
Chief Financial Officer
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